UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one): [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
             [ ] Form 10-D   [ ] Form N-SAR  [ ] Form N-CSR

             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on form 10-Q
             [ ] Transition Report on Form N-SAR

                 For the Transition Period Ended:__________________
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  Read Instructions (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the commission has verified any information contained herein.
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If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART 1 - REGISTRANT INFORMATION

Ohio Legacy Corp
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Full Name of Registrant

N/A
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Former Name if Applicable

2375 Benden Drive Suite C
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Address of Principal Executive Office (Street and Number)

Wooster, OH 44691
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City, State and Zip code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
[X] N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof , could not be filed within the prescribed time period.

The Registrant is unable to file its Form 10-K for the year ended December 31, 2008 by the prescribed date because of certain events subsequent to the annual period end that have affected the substantive information and disclosures that are required to be contained in the Form 10-K. The Company expects to file its Form 10-K within the 15 day extension.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Vanessa M. Richards            330                    497-3175
         -------------------        -----------           ------------------
               (Name)               (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?
                                                                  Yes [X] No [ ]

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate state the reasons why a reasonable estimate of the results cannot be made.

         The Company expects to report a net loss of $6,047,089 as a result of the previously reported loan loss and impairment charges. This net loss also included the effect of the subsequent events referred to in Part III.

                                Ohio Legacy Corp
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 4/1/2009            By:  /s/ Vanessa M. Richards
                               -------------------------------------------------
                               Vanessa M. Richards
                               Senior Vice President and Chief Financial Officer